Exhibit 99.1
FCA reports record Group and North America results, with third quarter Adjusted EBIT of €2.3 billion and €2.5 billion and margins of 8.8% and 13.8%, respectively. Net profit of €1.2 billion and Adjusted net profit of €1.5 billion, with Industrial free cash flows of €6.7 billion.

2020 THIRD QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million, unless otherwise stated - comparisons vs Q3 2019)(1)
"Our record results were driven by our team's tremendous performance in North America. During the quarter, we unveiled ‘white-space’ products across many brands; launched the next chapter for our storied Maserati brand; confirmed our market leadership in Latin America; and continued the rapid pace of our global investments in electrification. Once again, our team has proven its extraordinary resilience and creativity, and, as we close in on the merger to create Stellantis, we are stronger and more focused than ever on our mission to deliver great value for all our stakeholders."
- Mike Manley, CEO

IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin
25,814	(6)%	2,276	+16%	8.8%	+160 bps

Net profit(4)		Adjusted net profit(4)
The health and safety of our employees remains a top priority as FCA’s global operations return to near pre-COVID-19 production levels and the company continues to embrace remote working practices where possible.

In North America, continued strong consumer demand for Ram and Jeep vehicles, coupled with a disciplined approach on incentives and operational costs, generated a record Adjusted EBIT of €2.5 billion and 13.8% margin. U.S. quarterly retail market share remained strong at 12.3%, while dealer orders remain strong entering the final months of the year. The Group unveiled three all-new vehicles to evolve and expand the Ram and Jeep portfolios: the Ram 1500 TRX is the fastest and most powerful mass-produced pickup truck in the world; the Grand Wagoneer marks our return to the luxury SUV segment; and, the Jeep Wrangler PHEV 4xe joins the FCA stable of high-voltage electrified vehicles as the most capable, technologically-advanced and eco-friendly Wrangler ever.

EMEA posted market share gains in the EU27 + EFTA + UK for both passenger cars and LCVs and pricing began to improve. In addition, shipments to dealers began for the all-new full electric Fiat 500 and plug-in hybrid versions of the Jeep Renegade and Compass. Leasys, FCA Bank’s mobility service company, continued the expansion of its network of mobility stores across Europe, which is targeted to reach 500 locations and be equipped with 1,200 proprietary charging points by year-end.

In LATAM, FCA maintained market-leadership, reaching an 18.0% share for the quarter with growth in key markets, driven by strong demand for the all-new Fiat Strada, the best-selling vehicle in Brazil for September.

Maserati hosted its "MMXX: Time to be Audacious" event in September, in which it laid the foundation for a new era for the brand, unveiled the all-new MC20 super sports car, as well as presented its plans to renew the entire product portfolio with a sustainable launch cadence over the next four years and implement a comprehensive electrification strategy.

FCA and Groupe PSA amended their Combination Agreement in September, preserving its original balance while addressing the liquidity impact of the COVID-19 pandemic on the automotive industry. Specifically, the special dividend to be paid to FCA’s shareholders is set at €2.9 billion (previously €5.5 billion) with Groupe PSA's 46% stake in Faurecia distributed to all Stellantis shareholders promptly after closing following approval by the Stellantis Board and shareholders. As announced today, FCA and Groupe PSA agreed to permit Groupe PSA to dispose of, prior to closing, a portion of its interest in Faurecia not to exceed 7 percent of Faurecia's outstanding share capital with the proceeds of this disposal, along with the remainder of Groupe PSA’s current 46% stake in Faurecia, to be distributed to all Stellantis shareholders. The annual run-rate synergies for Stellantis were increased to more than €5 billion from the €3.7 billion originally estimated. In addition, the total estimated one-time implementation costs of achieving these synergies has also increased from €2.8 billion to up to €4 billion.

Merger closing is expected by the end of the first quarter of 2021.

FY 2020 guidance is reinstated with Adjusted EBIT between €3.0 - 3.5 billion and Industrial free cash flows between €(1.0) - €0.0 billion. This guidance assumes no further significant disruptions from COVID-19.

1,205	+773%	1,530		+21%

Diluted earnings per share €		Adjusted diluted EPS(5) €
0.76	+791%	0.97		+20%

Cash flows from operating activities		Industrial free cash flows(6)
8,930	+281%	6,740		+6,562 m

•Worldwide combined shipments(7) of 1,026 thousand units, down 3%, with strong retail mix
•Record Adjusted EBIT at €2.3 billion, with record North America results; LATAM profitable despite continued market downturn
•Industrial free cash flows of €6.7 billion with positive impacts from working capital rewind of €5.6 billion; continued strong investments in future products with capex at €2.2 billion
•Available liquidity of €27.1 billion at September 30, 2020, which excludes the €1.1 billion undrawn portion of the €6.3 billion Intesa Sanpaolo credit facility

Refer to page 5 for an explanation of the items referenced on this page.

North America
	Q3 2020	vs Q3 2019
•Shipments down 8%, primarily due to lower Ram 1500 Classic shipments due to planned downtime for retooling to produce all-new Grand Wagoneer, as well as discontinuation of Dodge Grand Caravan
•Net revenues down 3%, with favorable mix and positive net pricing largely offsetting lower volumes and negative foreign exchange translation effects
•Record Adjusted EBIT, up 26%, primarily due to favorable model and channel mix, positive net pricing and lower advertising costs, partially offset by lower volumes and negative foreign exchange translation effects

Shipments (000s)	554	(46)
Net revenues (€ million)	18,483	(583)
Adjusted EBIT (€ million)	2,544	+525
Adjusted EBIT margin	13.8%	+320	bps

APAC
	Q3 2020	vs Q3 2019
•Combined shipments down 29% due to lower China JV volumes, as well as lower consolidated shipments, down 12%, largely due to lower Japan and China volumes
•Net revenues down 17%, primarily due to lower volumes and negative foreign exchange effects
•Adjusted EBIT loss increased primarily due to lower Net revenues and lower results from China JV, partially offset by cost containment actions

Combined shipments(7) (000s)	25	(10)
Consolidated shipments(7) (000s)	15	(2)
Net revenues (€ million)	570	(117)
Adjusted EBIT (€ million)	(32)	(22)
Adjusted EBIT margin	(5.6)%	-410	bps

EMEA
	Q3 2020	vs Q3 2019
•Combined shipments up 10%, primarily due to higher volumes from Turkey JV
•Consolidated shipments down 5%, primarily due to lower industry volumes
•Net revenues substantially flat, primarily due to lower volumes, partially offset by positive net pricing related to newly-launched electrified vehicles and favorable channel mix
•Adjusted EBIT down, primarily due to lower volumes and increased product electrification costs, partially offset by positive net pricing, cost containment actions and higher JV results

Combined shipments(7) (000s)	297	+27
Consolidated shipments(7) (000s)	248	(12)
Net revenues (€ million)	4,595	(65)
Adjusted EBIT (€ million)	(125)	(70)
Adjusted EBIT margin	(2.7)%	-150	bps

LATAM
	Q3 2020	vs Q3 2019
•Shipments down 3%, due to continued market downturn, partially offset by strong demand for all-new Fiat Strada, as well as Cronos and Fiorino
•Net revenues down 30%, primarily due to unfavorable model mix, non-repeat of prior year one-off recognition of Brazilian indirect tax credits and negative foreign exchange translation effects from weakening of Brazilian real
•Adjusted EBIT down 70%, primarily due to lower Net revenues, product cost inflation and negative foreign exchange transaction effects

Shipments (000s)	145	(5)
Net revenues (€ million)	1,532	(659)
Adjusted EBIT (€ million)	46	(106)
Adjusted EBIT margin	3.0%	-390	bps

MASERATI
	Q3 2020	vs Q3 2019
•Shipments up 7%, primarily due to North America and China
•Net revenues flat, with higher volumes offset by higher incentives, mainly in China, and negative foreign exchange translation effects
•Adjusted EBIT loss increased primarily due to higher marketing costs to support new brand strategy, new product launch costs and negative net pricing, partially offset by lower depreciation and amortization

Shipments (000s)	4.9	+0.3
Net revenues (€ million)	394	—
Adjusted EBIT (€ million)	(70)	(19)
Adjusted EBIT margin	(17.8)%	-490	bps

Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations

Net profit/(loss) to Adjusted EBIT

Q3 2020	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€18,483	€570	€4,595	€1,532	€394	€240	€25,814
Revenues from transactions with other segments		(6)	(16)	(23)	(2)	1	46	—
Revenues from external customers		€18,477	€554	€4,572	€1,530	€395	€286	€25,814

Net profit from continuing operations								€1,205
Tax expense								€435
Net financial expenses								€295
Adjustments:
Provision for U.S. investigation matters(A)		—	—	—	—	—	222	€222
Impairment expense and supplier obligations(B)		—	—	87	—	—	—	€87
Restructuring costs, net of reversals		3	—	6	—	—	3	€12
Other		—	—	2	—	—	18	€20
Total adjustments		3	—	95	—	—	243	€341
Adjusted EBIT(3)		€2,544	€(32)	€(125)	€46	€(70)	€(87)	€2,276
___________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
A.Provision recognized for estimated probable loss to settle matters under investigation, primarily associated with U.S. diesel emissions
B.Impairment expense and supplier obligations in EMEA, primarily as a result of change in strategy for the future B-segment platform

Q3 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€19,066	€687	€4,660	€2,191	€394	€324	€27,322
Revenues from transactions with other segments		3	(11)	(26)	(4)	(2)	40	—
Revenues from external customers		€19,069	€676	€4,634	€2,187	€392	€364	€27,322

Net loss from continuing operations								€(179)
Tax expense								€440
Net financial expenses								€280
Adjustments:
Impairment expense and supplier obligations		—	—	435	—	148	793	€1,376
Restructuring costs, net of reversals		(3)	—	—	—	—	2	€(1)
Other		(2)	—	5	—	1	39	€43
Total adjustments		(5)	—	440	—	149	834	€1,418
Adjusted EBIT(3)		€2,019	€(10)	€(55)	€152	€(51)	€(96)	€1,959

Refer to page 5 for an explanation of the items referenced on this page.

Net profit/(loss) to Adjusted net profit
(€ million)	Q3 2020	Q3 2019
Net profit/(loss)	1,205	(179)
Less: Net profit - discontinued operations	—	—
Net profit/(loss) from continuing operations	1,205	(179)
Adjustments (as above)	341	1,418
Tax impact on adjustments(C)	(16)	(54)
Net derecognition of deferred tax assets and other tax adjustments	—	77
Total adjustments, net of taxes	325	1,441
Adjusted net profit(4)	1,530	1,262
___________________________________________________________________________________________________________________________________________________
C.Reflects tax impact on adjustments excluded from Adjusted EBIT noted above

Diluted EPS to Adjusted diluted EPS
	Q3 2020	Q3 2019
Diluted earnings/(loss) per share from continuing operations ("Diluted EPS") (€/share)	0.76	(0.11)
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	0.21	0.92
Adjusted diluted EPS (€/share)(5)	0.97	0.81
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,579,505	1,571,155

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q3 2020	Q3 2019
Cash flows from operating activities	8,930	2,343
Less: Cash flows from operating activities - discontinued operations	—	—
Cash flows from operating activities - continuing operations	8,930	2,343
Less: Operating activities not attributable to industrial activities	2	13
Less: Capital expenditures for industrial activities	2,188	2,152
Add: Net intercompany payments between continuing operations and discontinued operations	—	—
Add: Discretionary pension contribution, net of tax	—	—
Industrial free cash flows(6)	6,740	178

Refer to page 5 for an explanation of the items referenced on this page.

NOTES
(1) All results for the three months ended September 30, 2019 exclude Magneti Marelli up to the completion of the sale transaction on May 2, 2019, following its presentation as a discontinued operation;
(2) Refer to page 3 for the reconciliations of Net profit/(loss) to Adjusted EBIT, page 4 for the reconciliations of Net profit/(loss) to Adjusted net profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows for the three months ended September 30, 2020 and 2019.
(3) Adjusted EBIT excludes certain adjustments from Net profit/(loss) from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(4) Adjusted net profit is calculated as Net profit/(loss) from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(5) Adjusted diluted EPS is calculated by adjusting Diluted earnings/(loss) per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit;
(6) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control;
(7) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries.
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SAFE HARBOR STATEMENT
This document, in particular references to "FY 2020 guidance", contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the extent and duration of the COVID-19 pandemic’s impact on supply chains, the Group’s production and distribution channels, demand in the Group’s end markets, and the broader impact on financial markets and the global economy; the Group's ability to launch products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and automated-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; our ability to complete, and realize expected synergies following completion of, our proposed merger with Peugeot S.A., including the expected cumulative implementation costs; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements in certain emerging markets; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with the Group's relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
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EARNINGS CALL
On October 28, 2020, at 12 p.m. GMT, management will hold a conference call to present the 2020 third quarter results. The call can be followed live and a recording will be available later on the Group's website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group's website prior to the call.

London, October 28, 2020